

July 27, 2011

Via email
Allen Goodman
Chief Financial Officer
Rogers International Raw Materials Fund, L.P.
c/o Beeland Management Company, L.L.C.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

    Re: **Rogers International Raw Materials Fund, L.P.**
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed March 30, 2011
              File No. 000-51836

Dear Mr. Goodman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Branch Chief